OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

UniCoin Blockchain Inc.

13393 Samantha Ave
San Diego, CA 92129

www.unicoin.life

1000 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

80,000* shares of Class B Non-Voting Common Stock ($800,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

1,000 shares of Class B Non-Voting Common Stock ($10,000)

Company	Unicoin BlockChain, Inc.
Corporate Address	13393 Samantha Ave., San Diego, CA. 92129
Description of Business	Cryptocurrency Mining
Type of Security Offered	Class B Non-Voting Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$100

<u>The 10% Bonus for StartEngine Shareholders</u>

Unicoin BlockChain, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Non-Voting Common Stock at $10 / share, you will receive 1 Class B Non-Voting Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

UniCoin Blockchain is building a new kind of crypto mining ecosystem with a novel micro-leasing approach and new technologies in hardware, firmware, UniCoin's mining model will eliminate the need to add new infrastructure and spreads energy loads across the grid to mine more efficiently than the competition, reducing environmental impact and increasing profits.

Sales, Supply Chain, & Customer Base

UniCoin transforms small pieces of real estate all across the country into UniCoin's collective datacenter, paying the building owner a fee for the space and power used and profiting Unicoin directly. Unicoin maintains ownership of its distributed mining equipment and utilizes this equipment to process whatever blockchain, artificial intelligence, or big data task that will profit UniCoin's shareholder the most.

Competition

There is currently no significant competition focused on distributed processing technologies. There are centralized companies that are selling processing power but they are more expensive and far less environmentally friendly than UniCoin's distributed model is likely to be.

Liabilities and Litigation

UniCoin Blockchain does not currently carry any significant liabilities and is involved in no litigation at this time.

The team

Officers and directors

Steve Fambro	Co-CEO, Director
Chris Anthony	Co-CEO, Director

Steve Fambro
Born in College Park, GA, Steve joined the US Army at 17 to see the world. After a 4 year enlistment, he was honorably discharged from the Army while still in Germany

and deciding to work and travel in Europe for 3 more years- opening his eyes to opportunities much bigger than he thought possible. He loves efficiency and attention to detail, a theme that repeats itself in the work that he's done and the companies that he's started. Steve has a knack for developing radical ideas that provide a sustainable competitive advantage, then raising money, and building a team to execute that idea. He fancies himself a pilot, loves trail running (or as his wife calls it trail falling), and enjoys just about every kind of food on the planet. He is also a voracious student of history and Stoic philosophy. Steve was a venture partner and COO at Ocean Holding, LLC in Abu Dhabi UAE, an Ag Tech/Clean tech fund from 2015 to 2017. Steve and his family returned from the middle east late last year and he has been Co-CEO and Director of UniCoin Blockchain Inc. since February of 2018.

Chris Anthony
Born in Nashville, TN, Chris is an only child and the first from his Blue Ridge Mountain family to graduate from high school. He then went on to attend college at the University of North Carolina where he earned his BS degree in Finance. There he achieved Scholar-Athlete and Deans List Honors on several occasions along with winning three NCAA Championships in Track and Field. During and since college he has founded six new companies, ranging from Network Services to Marine Manufacturing, each with their own success story of innovation and brand building. Now Chris' companies hold many industry accolades like: The Eastern Carolina's first Dual OC 48 Internet connections and the regions first industrial fiber to laser links, the most efficient commuter vehicle ever(at 300mpg), the world's first electric hybrid marine propulsion systems for sport boats, and a modular battery management system device that can record over 20 years of cycle data. Chris has been the Director of the Board of Flux Power Inc. from August of 2009 and has been Co-CEO and Director of UniCoin Blockchain Inc. since February of 2018. Chris has also served as CEO and a director of N-Gen Technologies, Inc., since June 2017, which is in the business of developing an alternative energy device. UniCoin Blockchain is Chris's primary role which is accounting for roughly 30 hours or more of work per week.

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our auditor has issued a "going concern" opinion.** Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our mining system, establish relationships with manufacturing facilities to manufacture our mining system and begin implementing our mining system, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **We face intense competition, and many of our competitors have substantially greater resources than we do.** We compete with major and widely used and existing cryptocurrency mining facilities and devices, and mining pools. Most of our current and potential competitors have longer operating histories and substantially greater financial, technical, purchasing, manufacturing, personnel and other resources than we do. As a result, they may be able to devote greater resources to the development and operation of their mining operations, than we can. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.
- **If we do not retain key personnel, our business will suffer.** The success of our business is heavily dependent on the leadership of our key management personnel, specifically Steve Fambro and Christopher Anthony. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.
- **Our business strategy depends on our ability to lease space in commercial buildings.** Our business strategy depends on our ability to locate and lease space in suitable commercial buildings that have excess capacity and meet our power needs. If we are unable to do so, we may be unable to generate enough revenues to achieve and sustain profitability.
- **We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.** We currently do not hold, nor have applied, for any patent protection for our technology, and nothing will prevent others from developing similar devices using the same technology. If we receive notice of

claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

- **We are exposed to risks associated with product liability claims in the event that our mining system results in injury or damage.** Since our products are electrical devices, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We will rely on general liability insurance to cover product liability claims and may not obtain separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.
- **Developing new products and technologies entails significant risks and uncertainties.** We are currently in the research and development stage and have not yet manufactured a prototype for our mining system, and face significant barriers as we attempt to produce our mining system, including, regulatory and compliance barriers. In addition, we do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. Delays or cost overruns in the development of our mining system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, technology obsolescence, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.
- **The regulatory regime governing blockchain technologies and cryptocurrencies, may materially adversely affect our business.** Regulation of cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various

legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the adoption and utility of the cryptocurrencies, cryptocurrency exchanges, and cryptocurrency mining. Failure by us to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. In addition, regulation which results in the decline in the adoption or use of cryptocurrencies, such as cryptocurrency bans or the regulation of cryptocurrency exchanges, may result in the decline of cryptocurrency values, thereby making cryptocurrency mining unprofitable.

- **The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.** The growth of the blockchain industry in general, as well as cryptocurrencies and cryptocurrency mining, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and cryptocurrency mining industry, include, without limitation: ☒ Worldwide growth in the adoption and use of Bitcoin ("BTC"), Ether ("ETH") and other blockchain technologies; ☒ Government and quasi-government regulation of BTC, ETH and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; ☒ The maintenance and development of the open-source software protocol of the Ethereum and other networks; ☒ General economic conditions and the regulatory environment relating to cryptocurrencies; or ☒ A decline in the popularity or acceptance of BTC, ETH or other blockchain-based tokens or coins, would adversely affect our results of operations. The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may, have adverse consequences of our ability to engage in our mining operations or the profitability of such operations.
- **The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business.** The prices of blockchain assets such as BTC have historically been subject to dramatic fluctuations and are highly volatile. Several factors may influence the market price of cryptocurrencies, including, but not limited to: ☒ Global blockchain asset supply; ☒ Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use; ☒ Investors' expectations with respect to the rate of inflation; ☒ Interest rates; ☒ Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; ☒ Monetary policies of governments, trade restrictions, currency devaluations and revaluations; ☒ Regulatory measures, if any, that affect the use of blockchain assets such as the our mining systems; ☒ Global or regional political, economic or financial events and situations; or ☒ Expectations among

blockchain asset participants that the value of blockchain assets will soon change. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets and the value of cryptocurrencies in general. For example, a security breach that affects investor or user confidence in BTC and ETH may affect the industry as a whole and may also cause the price of cryptocurrencies and other blockchain assets to fluctuate, and may make mining too costly, and therefore, have an adverse effect on our business.

- **Cybercrime.** The mining and management of cryptocurrencies is inherently subject to the risk of cybercrime that is difficult to manage and mitigate. This may result in concerted attempts and even successful attempts to hack our systems, and software used to manage them, which could result in the loss of cryptocurrencies mined using our platform.
- **It may be illegal now, or in the future, to acquire, own, hold, sell or use BTC, ETH, or other cryptocurrencies, participate in the blockchain or utilize similar digital assets in one or more countries.** Although currently BTC, ETH, and other cryptocurrencies, the blockchain, digital assets and cryptocurrency mining, generally are not regulated or are lightly regulated in most countries, including the United States, one or more countries, including, the United States, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets, or engage in cryptocurrency mining, which would have a material adverse effect on our results of operations.
- **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower purchase price.
- **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.
- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Limited Transferability and Liquidity.** Each investor agrees that it will acquire

our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **Control by Majority Stockholders.** Even if this offering is fully subscribed, Steve Fambro and Christopher Anthony, who serve as our sole officers and directors, will hold a substantial majority of our common stock. In addition, the holders of Class B Non-Voting Common Stock have no voting rights. Therefore, investors will not be able to control our management. In addition, the common stock being issued in this offering is non-voting, and therefore, the investors will have no right to participate in the vote of our directors or to otherwise vote or approve any matters that are generally approved by stockholders.
- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **We have the right to repurchase the Class B Common Stock.** Under the Subscription Agreement, we have the right to repurchase the Class B Common Stock, in connection with a bona fide institutional financing, at a purchase price per share based on the valuation of the Company in such institutional financing. If such institutional financing values us at below the valuation at which you purchase Class B Common Stock in this offering, you would not receive a full return on your investment. Even if the value of the Class B Common Stock has increased and you receive a return on your investment, it may not be the return you expected, and you will not be able to participate in any further upside resulting from a future increase in our valuation.
-

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Christopher Anthony, 50.0% ownership, Class A Common Stock
- Steve Fambro, 50.0% ownership, Class A Common Stock

Classes of securities

- Class A Common: 1,000,000

Voting Rights

The holders of shares of the Company's Class A Common Stock ("**Voting Common Stock**" and, collectively with the Class B Non-Voting Common Stock, the "**Common Stock**"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate in the future.

- Class B Non-Voting Common Stock: 0

See above.

Repurchase Right

The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Class B Non-Voting Common Stock, by delivering the undersigned written notice of such repurchase along with payment for the securities. The payment for the securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Class B Common Stock shall automatically be deemed repurchased and cancelled.

What it means to be a Minority Holder

As a minority holder of Class B Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-26.

Financial Condition

Results of Operation

We have no historical operations have not yet generated revenues. We do not anticipate generating revenue until we have completed the development of our MINTs and begin deploying them with our mining partners, which is anticipated in late 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. This is based on a steady ramp of contracted design talent, operational assistance, and marketing expertise along with the continued development and prototyping expense of the MINT distributed mining platform. With a full raise of $800,000, we expect that $500,000 of that will go towards MINT development and deployment and $250,000 will be spent on operations and marketing with the rest spent on legal, professional and StartEngine fees.

Financial Milestones

We will be investing in the continued development of our, yet to be launched, MINT and the backend systems to support it with initial investments raised and early revenues from our mining. We will own and operate our MINT network and all of the equipment in it and thus we are not selling anything. We just deploy our equipment and take in the revenues as it is produced. We will use any excess revenues to continue building our brand, network, and technological edge but could be generating sizeable net income losses before we reach positive cash flow.

Liquidity and Capital Resources

We are currently generating operating losses which requires the continued infusion of new capital to continue business operations. If we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the company. We believe that if we raise the full amount we are seeking in this offering, we will be able to sustain the business for 12 months but should the round close quickly we anticipate we will accelerate R&D spending as we seek to raise future rounds of funding more quickly. Should this crowdfunding round go slowly and not close to its potential we will alter our plans to slow our spend and seek to gain at least 12 months of operating capital from other sources.

Indebtedness

None.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value taking into consideration its perceived innovative approach to the market and the technical skill of the team to execute on it.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$800,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$48,000
Professional Fees	$8,000	$8,000
Net Proceeds	$1,600	$744,000
Use of Net Proceeds:		
R& D & Production	$0	$500,000
Marketing	$0	$110,000
General Working Capital	$1,600	$134,000
Total Use of Net Proceeds	$1,600	$744,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $800,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $800,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $744,000 over the course of that time. Marketing funds will be used to hire a marketing agency specializing in digital and social media outreach to engage with investors and interested customers. R&D funds will be used to develop updates to our current prototype, testing, validation, and to begin design of our production capabilities. We expect to use working capital for our general overhead and administrative expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.unicoin.life in the section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR UniCoin Blockchain Inc.

[See attached]

UNICOIN BLOCKCHAIN, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

February 26, 2018

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Unicoin Blockchain, Inc.
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Unicoin Blockchain, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Unicoin Blockchain, Inc. (the "Company"), a Delaware Corporation which comprise the balance sheet as of February 26, 2018 ("Inception") and the related statement of operations, stockholders' equity and cash flows for Inception, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

dbb*mckennon*
San Diego, California
March 13, 2018

UNICOIN BLOCKCHAIN, INC.
BALANCE SHEET
(unaudited)

	February 26, 2018
Assets	
Current assets:	
Cash	$ -
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholders' Equity:	
Class A Common Stock, $0.0001 par value, 2,500,000 shares authorized, 1,000,000 shares issued and outstanding	100
Class B Common Stock, $0.0001 par value, 2,500,000 shares authorized, 0 shares issued and outstanding	-
Subscription receivable	(100)
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

UNICOIN BLOCKCHAIN, INC.
STATEMENT OF OPERATIONS
(unaudited)

	February 26, 2018
Revenues	$ -
Operating Expenses -	
General and administrative	-
Total operating expenses	-
Net income	$ -

See accompanying independent accountants' review report and notes to the financial statements

UNICOIN BLOCKCHAIN, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

	Class A Common Stock		Class B Common Stock		Subscription	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Earnings	Equity
February 26, 2018	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Founder shares	1,000,000	100	-	-	(100)	-	-
Net income	-	-	-	-	-	-	-
	1,000,000	$ 100	-	$ -	$ (100)	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

UNICOIN BLOCKCHAIN, INC.
STATEMENT OF CASH FLOWS
(unaudited)

		February 26, 2018
Cash Flows from Operating Activities		
Net income	$	-
Net cash used in operating activities		-
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Subscription receivable	$	100

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Unicoin Blockchain, Inc. was incorporated on February 26, 2018 ("Inception") in the State of Delaware. The financial statements of Unicoin Blockchain, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California

The Company is building an ecosystem of rapidly deployable crypto mining and artificial intelligence solutions that makes the centralized data center model of today obsolete. Through our micro-space and power lease program we will acquire site agreements to deploy thousands of our crypto mining and artificial intelligence units, or MINTs as we call them, around the world in an eco-friendly manner. Each deployed MINT will generate revenue for the Company that will go towards paying our micro-space and power lease partners, funding further development, and operations. Our goal is to have a worldwide distributed network of processing power that can be utilized for whatever task is the most profitable for the Company at the time.

Going Concern and Management's Plans
We will rely on advances from our founders and other financings to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 26, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has only recently been formed, hasn't commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: volatility in the value of crypto assets and availability of leased space and power. In addition, the Company doesn't currently have a prototype or working model of their MINT for which the Company expects to generate revenues from. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company expects to recognize revenues upon receipt of mined crypto assets when (a) persuasive evidence that an agreement exists; (b) the assets have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date we have not generated any revenues.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has yet to file any tax filings. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Class A Common Stock
We have authorized the issuance of 2,500,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company issued 1,000,000 shares of Class A common stock to its founders for subscription receivable of $100. These shares have one vote for each Class A share held.

Class B Common Stock
We have authorized the issuance of 2,500,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 13, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

UniCoin Blockchain is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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UniCoin Blockchain

A scalable crypto mining solution

Small OPO · San Diego, CA · Technology · Accepting International Investment

Scalable and Environmentally Friendly Crypto Mining

Invest in UniCoin Blockchain

UniCoin Blockchain is building a new kind of crypto mining ecosystem with the potential to render the centralized datacenter obsolete. At the center is the MINT, an elegant piece of solid-state technology that's capable of more efficiently mining cryptocurrency than the servers stacked high in data centers around the world.

But, the MINT is more than itself, as each MINT represents one piece in what can become a worldwide decentralized data center. We're adopting a novel micro-leasing approach when it comes to creating a sustainable and profitable mining model. Instead of building centralized data centers, **UniCoin's MINTs are deployed in small, fractional spaces inside underutilized buildings.**



The Offering

Investment

$10/share

If you invest you are betting the company's future value will exceed $10M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

The solid-state nature of the MINT keeps heat generation to a minimum, and because the entire mining network is decentralized so too is heat generation decentralized across the entire network. **This, of course, eliminates one of the biggest infrastructure concerns of an old-school centralized data center: cooling.**

It's not just heat generation that's decentralized; it's also power consumption. The mining of cryptocurrency is beginning to strain grids around the world. Our proposed MINTs are designed to consume less power than their equivalent in traditional mining technologies, and **the decentralized nature of our mining network means that power consumption is spread out.**

All of this leads to a business model that is a perfect combination of sustainability, adoptability and scalability. Our initial network of MINTs promises tangible environmental benefits, turns unused space into a revenue source, and easily scales due to its decentralized nature. **If you want to be a part of the future of crypto mining and blockchain processing, then invest in UniCoin today!**

We are building an ecosystem of rapidly deployable crypto mining and artificial intelligence solutions that make the centralized data center model of today obsolete.

Crypto Mining: Incredible Market, Emerging Problems

Blockchain technology is among the fastest expanding industries in the world, and it's easy to understand why. Blockchain technology can speed the rate at which funds are transferred around the world; it can improve the quality of healthcare by making medical records easily transferable; and it can even improve the nature of communication itself...

Blockchain's powers of transparency, security and decentralization offer immediate solutions to obstacles long encountered by countless other industries.

However, while the sky may be the limit when it comes to the evolution of this technology**, blockchain's potential and realized applications are creating new obstacles and problems all their own.**



Blockchains At-A-Glance

21 Million	**30 per Day**	**$505 Billion**	**350%/yr**
Users (and Growing)	New Coin Creation	Capital In-Flows	Expansion
Source	Source	Source	Source



The Current Problem

While blockchain technologies have been quick to evolve, the infrastructure that supports this evolution has been slow to adapt. With new coins being minted every day, the challenges and obstacles faced by our outdated energy infrastructure multiply.

In our opinion, much of today's public and private blockchain hashing solutions is rooted in 1980s data center thinking. These capital-intensive solutions involve large buildings, immense power and enterprise-level cooling infrastructure. **This model taxes the grid, invokes demand fees, and ineffectively manages thermal loads.**

At UniCoin, we've developed a solution that's far less capital intensive and far more efficient.

UniCoin's Distributed Solution Is Better

Our crypto mining model involves making use of existing excess space in places like:

- Manufacturing plants
- Industrial spaces
- Hospitals
- Warehouses
- And more...

With the installation of MINT, our solid-state crypto mining technology, excess space within already existing infrastructure can be used to generate revenue for a property owner and for UniCoin itself. In effect, we're creating a decentralized data center by making use of space (and energy) that would otherwise be going to waste...



Introducing UniCoin's MINT

At the core of our decentralized model for mining crypto is the MINT, a solid-state piece of technology that offers numerous benefits over traditional mining technology. In essence, the MINT is without moving parts and has a proprietary fluid cooling system, which conspire to increase efficiency and also to decrease heat output. Because of this, **MINTs can be deployed in any of the spaces already outlined above without contributing to infrastructure headaches.**

The MINT offers a number of benefits that should make it very appealing to property owners through our micro-leasing business model. The MINT...

- Uses existing power infrastructure.
- Takes up an imperceptible amount of space.
- Costs a fraction of a tradition mining facility build out.
- Allows use-of-grid net-metering, curtailment offsets, and load balancing for ultra-low-cost power
- Hashes more blockchain or AI demands per square foot than existing technology.
- Invigorates high-tech economic development in rural USA leveraging federal credits for job creation.

These benefits, we believe, should aid in the rapid expansion of our decentralized network and in UniCoin's ability to deliver a comprehensive solution to the problems currently presented by blockchain technology's rapid expansion.


UNCB MINT

*Computer generated image

The MINT is currently in final development stages and will not be deployed until Q2 of 2018. We have tested the internal components of this MINT to determine its projected overall performance metrics.

Key Features of the MINT

Easy to Install

The MINT can be powered up in a matter of minutes, not hours and it begins mining immediately.

Proprietary Cooling

Our proprietary cooling system allows the MINT to run in almost any kind of environment.

Solid State Design

With no fans or moving parts, the risk of the MINT breaking down (compared to traditional mining machines) is very low.

Half the Space

The MINT's compact design means that it can be installed almost anywhere there is an extra 10sq ft of space.

The Incredible Benefits of Mining with MINT

Less Power

Our technology uses 60% less power, making it the most environmentally friendly way to process blockchain transactions.

Less Capital

Our decentralized network requires half the capital necessary for building a similarly powerful network the traditional way.

Less Space

One MINT can reside in a space that's less than 10 sq. ft., meaning our technology uses 50% less space than traditional mining tech.

More Reliable

Our technology derives its inspiration from deep-space probes. That means it's built to last and incredibly reliable.

More Processing

Our distributed clusters typically yield 40% more hashing per watt than traditional means and with a much higher level of security.

*efficiency data calculated from internal systems and comparative testing

---

How We Make Money: Our Shared Profit Model

For property owners looking for a passive way to generate revenue, the MINT is a no brainer. We simply place our machine in their space and *literally* mint digital currency, of which the property owner receives a percentage. Our mining partners profit from their unused space and power and UniCoin builds its revenue stream with every location it adds.

Across the entire decentralized network, though, a significant amount of cryptocurrency is mined. The portion that goes to UniCoin itself will be put to use in a number of different ways, all aimed at solidifying our long-term position.

With the currency generated, UniCoin will continue to improve upon its technology, build more MINTs, and deploy more MINTs. **Ours is a self-sustaining model, but not one that's purely about our bottom line...**



*Computer generated image

Appreciable Environmental Benefits



In only a few short years, the idea of wanton energy consumption has become associated with the blockchain. In fact, state like New York are even moving to impose tariffs on individuals and entities that are participating in crypto-mining.

With the MINT, UniCoin is able to offer something that both offers a solution to these burgeoning energy-consumption concerns, but also something that can have a beneficial impact on the environment. When compared to traditional data centers, a network of **1000 MINTs working in a decentralized fashion have so much to offer...**

1000 MINTs vs. a Traditional Data Center

40%
Reduction in Energy Consumption per Hash

40,000 Tons
Savings in CO2 Emissions

4,000 Homes
Powered for a Lifetime

Reduced Construction
MINTs Can Be Installed *Anywhere*

*Internal efficiency data used for calculations via: https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

---

The Team Behind UniCoin Blockchain

The team behind UniCoin and the MINT is a pair of entrepreneurs who have extraordinary experience turning bold ideas into realities. Steve Fambro and Chris Anthony previously worked together creating the world's most efficient commuter car, which was capable of achieving 300 miles per gallon.

Working independently, both of Unicoin's founders have accomplished a great deal in their own rights.

- Chris successfully built his own lithium battery company which he took public and build his boat company from scratch into one of the top sports-boat manufacturers in the world.
- Steve led the construction and operation of the largest advanced hydroponics farm in the world and ran the CleanTech Investment fund for the royal family of Abu Dhabi.

Now these two dynamic entrepreneurs are back together and using their advanced fluid dynamics, thermodynamics, and engineering prowess to deliver a solution to the toughest challenge in the Crypto World: How to mine and process blockchains in an environmentally friendly manner that's still immensely profitable...



Invest in UniCoin Blockchain Today!

By applying the underlying principles of the blockchain to the infrastructure that supports it, UniCoin has devised an elegant solution to the growing pains of a burgeoning industry. Even more, we've developed a business model that can sustain and scale, all while offering a win-win situation for property and business owners, which has **the potential to generate a high rate of adoptability and profitability.**

We believe that blockchain offers a path forward for society, and we believe that UniCoin has developed the backbone upon which this technology can expand. If you're excited about the future potential of decentralized, secure, stable blockchain solutions to age-old problems, then **invest in UniCoin today!**

- June 2017 — Chris and Steve first conceptualize blockchain innovations
- March 2018 — UniCoin Launches on StartEngine
- June 2018 — First Mints Deployed (ANTICIPATED)
- August 2018 — UniCoin ERC-20 Coin Launches (ANTICIPATED)
- September 2018 — First MINT Field Installs (ANTICIPATED)
- December 2018 — UniCoin Pool Formed (ANTICIPATED)
- December 2018 — Second-Gen MINTs Go Online (ANTICIPATED)

Meet Our Team



Steve Fambro

Co-CEO, Director

Born in College Park, GA, Steve joined the US Army at 17 to see the world. After a 4 year enlistment, he was honorably discharged from the Army while still in Germany and deciding to work and travel in Europe for 3 more years- opening his eyes to opportunities much bigger than he thought possible. He loves efficiency and attention to detail, a theme that repeats itself in the work that he's done and the companies that he's started. Steve has a knack for developing radical ideas that provide a sustainable competitive advantage, then raising money, and building a team to execute that idea. He fancies himself a pilot, loves trail running (or as his wife calls it trail falling), and enjoys just about every kind of food on the planet. He is also a voracious student of history and Stoic philosophy. Steve was a venture partner and COO at Ocean Holding, LLC in Abu Dhabi UAE, an Ag Tech/Clean tech fund from 2015 to 2017. Steve and his family returned from the middle east late last year and he has been Co-CEO and Director of UniCoin Blockchain Inc. since February of 2018.



Chris Anthony

Co-CEO, Director

Born in Nashville, TN, Chris is an only child and the first from his Blue Ridge Mountain family to graduate from high school. He then went on to attend college at the University of North Carolina where he earned his BS degree in Finance. There he achieved Scholar-Athlete and Deans List Honors on several occasions along with winning three NCAA Championships in Track and Field. During and since college he has founded six new companies, ranging from Network Services to Marine Manufacturing, each with their own success story of innovation and brand building. Now Chris' companies hold many industry accolades like: The Eastern Carolina's first Dual OC 48 Internet connections and the regions first industrial fiber to laser links, the most efficient commuter vehicle ever(at 300mpg), the world's first electric hybrid marine propulsion systems for sport boats, and a modular battery management system device that can record over 20 years of cycle data. Chris has been the Director of the Board of Flux Power Inc. from August of 2009 and has been Co-CEO and Director of UniCoin Blockchain Inc. since February of 2018. Chris has also served as CEO and a director of N-Gen Technologies, Inc., since June 2017, which is in the business of developing an alternative energy device. UniCoin Blockchain is Chris's primary role which is accounting for roughly 30 hours or more of work per week.



Jonathan Brazeau
Lead Designer
...



Sarah Mori
Exec Admin
...



Gary LaDrido
Financial Strategist
...



Richard Donohoe
Development Strategist
...

Offering Summary

80,000* shares of Class B Non-Voting Common Stock ($800,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

1,000 shares of Class B Non-Voting Common Stock ($10,000)

Company	Unicoin BlockChain, Inc.
Corporate Address	13393 Samantha Ave., San Diego, CA. 92129
Description of Business	Cryptocurrency Mining
Type of Security Offered	Class B Non-Voting Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Unicoin BlockChain, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Non-Voting Common Stock at $10 / share, you will receive 1 Class B Non-Voting Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Our first week of fundraising has been AMAZING with over 200 investors from about a dozen different countries supporting us!

4 days ago

We'd like to say Thank You for all the support and answer some of the common questions we've received over the last few days.

It has been a GREAT start to our campaign! We are so pleased to see such a positive response to our efforts to make the World or Crypto Mining, AI, and Big Data Processing more environmentally friendly and efficient. And, along with a lot encouraging words, we've received a lot of similar questions over the last few days. We figured it would be good to start out our first update by answering these questions for everyone's benefit. These are some the questions we've heard most often:

When will your first MINTs be operational?

We are currently finalizing our first CAD models in parallel with creating Computation Flow Dynamics models to optimize our fluid cooling systems. We anticipate 3 to 4 more weeks of this work before we are comfortable enough with the design to send it off to our vendors to build parts for our first MINT prototypes.

What is the MINTs hash rate?

The MINT is a block of processing power that can include many different hardware, firmware, and software combinations. We plan to optimize the MINT for many different revenue generating tasks of which only one is traditional Crypto Currency Mining which involves "Hash Rates". These "Hash Rates" can vary wildly with the complexity of their given algorithm and the difficulty of the blocks they are solving for at a specific time. It is simply impossible for us to state a certain "Hash Rate" without specifying all of those metrics and the date at which they were compiled.

What type of different hardware, firmware, and software are you using?

As mentioned above "The MINT is a block of processing power that can include many different hardware, firmware, and software combinations." We have been trialing many different combinations of each to see what the best revenue yield could be once we apply these hardware, firmware and software solutions to our MINT. Once we are able to begin production of our MINTs as a field-deployable unit we will choose what best suits the processing needs we see at that time. We will also be developing several of our own proprietary processing tools for the MINT which could include any or all of the hardware, firmware, and software that the MINT will utilize in the future. For now, though, our focus is mainly on the MINTs architecture and initial deployment and not on proprietary hardware, firmware and software designs.

How does the MINTs solid state fanless cooling work?

We have a working fluid in the MINT that we use to cool all of the solid state components inside with a proprietary flow system. This distributes the heat evenly inside the unit and amongst the working fluid. That fluid dissipates its heat through the MINT's case via convective air currents through and around the MINTs case. In this way, we can remove the heat without having internal system fans or fans in the MINT at all. This is in an effort to make the MINT as robust and maintenance free as possible.

How much energy does your MINT use?

This is very dependent on the internal hardware to the MINT, but we are trying to make the MINT a very easily deployable unit. So each one will roughly use between 8 and 10KW of power. This can typically be supplied via a 220v 50a plug or the unit can be hardwired into a building's electrical system.

What kind of testing have you done to show that your MINT can perform better than traditional hardware?

We have been testing traditional hardware for several months now and have logged roughly 60,000 hours of data on our processing units and over 40,000 hours of specific chip and system energy consumption data. By comparing that data to that of well understood and researched fluid cooling methods, many of which will be used in a MINT, we have calculated how much energy we would save over traditional HVAC and air-cooled hardware configurations. This has shown us not only that the MINT could drastically outperform traditional air-cooled hardware but, because this is a distributed system with no need for active cooling, almost 100% of a traditional data centers cooling needs are abated. And cooling can be up to 30% of a data centers energy usage. This means the average MINT will have a huge performance advantage over traditional air-cooled hardware in a large data center type environment.

How will you pay for the space you use in buildings?

Each MINT can generate revenue by processing Blockchain/CryptoCurrency, AI, Big Data, Deep Learning, and many other information needs. All of these processes would be paid for by those requesting them or via their yield CryptoCurrency. These revenues will be shared with the property owners that host our MINTs to compensate them for their space and power. Each contract may be unique for these micro-space leases but the principal would be the same for all; let property owner gain revenue from their unused space and unallocated power distribution. All of these property owners have an asset in this extra space and power distribution. UniCoin believes they should be able to harness some revenue generation from these unused assets.

How many MINTs can go into one building?

The optimum number of MINTs we install per building is based on a variety of proprietary assessment factors we've developed working with large real-estate management firms and multiple property owners. As such, there is no single answer. In general, though, there is a 'sweet spot' for a number of MINTs in a given building such that they do not require any additional HVAC or facility improvements for hosting them.

Thank for all these great questions and please feel free to ask more in the comment area at the bottom of this page. If you have any doubts at any time about your investment, please see here for StartEngine's cancellation process. And, PLEASE tell your friends about our campaign! It's with YOUR help that we will be able to build the cleaner, more efficient and much more profitable processing solution this world needs!!!

Comments (47 total)

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Matteo Buchli 2 days ago

@Frederic Villard- at first I felt that the response to Brian from Steve was a bit strong, but then I decided to read down through the messages because not only did I want to understand what (if anything) caused this response, but also wanted to know what has been asked and answered already. I must say, after reading some of these questions from a few guys gives one a feeling like they are repeating over and over even though there are clear and lengthy answers from the company. It feels like a few guys asking these repeat questions that are answered are maybe competitors or simply want to cause problems. So I agree with the company, let the guys making problems go somewhere else if they are not interested. Who knows or cares! I remember reading about the unicoin founders (Chris and Steve) back when they were at Aptera. If they are focusing on the enterprise computer efficiency as tightly as they were focused on vehicle efficiency at Aptera, then I think they will move mountains. I am all IN!

> **Chris Anthony** UniCoin Blockchain - Issuer 21 hours ago
>
> Thanks Matteo, we are happy to have you as an investor and we are working hard to make the world of IT infrastructure more eco-friendly, efficient and more profitable! It will be a fun and challenging next couple of years!

Ravinder Mehra 2 days ago

This is a question coming to the team. Your materials discuss rendering the data center obsolete. This is a bold claim! Can you please give some more detail on how your tech or IP helps you achieve this? Thank you.

> **Chris Anthony** UniCoin Blockchain - Issuer 21 hours ago
>
> Ravinder, it is a BIG claim! And one that we think is easily explained in just a few points/ 1 - COOLING is one of the biggest power usages of BIG centralized Data Centers. If you can spread that cooling out so that it doesn't have to be actively managed you have a HUGE overall gain in efficiency. 2 - Power Consumption by BIG Data Centers strains the grid and takes enormous infrastructure buildouts to manage. If you spread these units out into building that already have the existing infrastructure to handle their loads then there is no buildouts and less stress to the grid. We think that these points alone should lead to the inevitable death of the BIG Data Center and a move to a more distributed ecosystem of processing power and data management like UniCoin is offering.

Frederic Villard 2 days ago

Steve,

I've been following your offering and was considering investment, but my thoughts have completely changed after reading your below answer to one of your potential investors.

You're selling a dream here with an empty company you valued at $10M for a project that has no past and no barrier for entry. That's one thing each investor must consider for themself.

But, how could you dare to address a potential investor the way you did? Where do you find this right from?

Your attitude clearly indicates your future behaviour pattern to your investors and the value you give to them.

Thank you, but no. Not anymore!

> **Chris Anthony** UniCoin Blockchain - Issuer 2 days ago
>
> Fredric, we appreciate your interest and hope you find another investment on Start Engine which is more suited for you.

---

steve fambro UniCoin Blockchain - Issuer 3 days ago

@Brian Culwell - we've answered your questions over and over again but you still keep coming back and attempting to sow uncertainty in our campaign. It's clear you're not set up for this investment- there are lots more for you to explore on this wonderful platform of StartEngine. I suggest you and your friends move on to a different investment since you clearly have no interest here other than to cause a spectacle. Thanks for your interest and for the questions- we are better for having answered them, but perhaps it's time you and your friends to simply move on.

Brian Culwell UniCoin Blockchain - Potential Investor 3 days ago

Anyone here who is a novice investor would get a an actual ROI if they simply purchased even an ASIC miner and plugged it in - in their garage. One machine is super simple for grandmas to run (actually mine has 2).

You guys have laid out a vision and dream and it sounds fantastic, but how about a campaign where investors actually own a stake in something - the equipment, a token, a revenue stream, some utility patents?

StartEngine is a wonderful platform and they are doing a fantastic job of promoting great opportunities to everyday investors. I think you would find actual support if there was 1) much more transparency 2) an actual tested product (which you previously stated you had) 3) an actual stake in something tangible, as mentioned above.

Both of you guys seem to have a track record of some successes - I really hope you don't ruin that with this small offering.

> **Chris Anthony** UniCoin Blockchain - Issuer 3 days ago
>
> Brian, we certainly encourage people to get into this new world of Blockchains and Cryptocurrencies any way they can. This investment is not right for everyone, but if we can help foster a bigger community around these great technologies then I think we've really done something here. My mother too has a mining rig and she's enjoyed learning about the technologies and how it can help shape the transactional world of tomorrow. And we will certainly try to share as much information as we can about our technical progress, efficiency gains, and the partnerships we are forming for distributing the MINT over time. We plan for success but know it will take time and hard work. This space is exciting because we are at the beginning of this technical revolution and there is an opportunity around every corner!

Brian Culwell UniCoin Blockchain - Potential Investor 3 days ago

Chris,

While I posted numerous questions of a technical nature that went unanswered previously, your campaign sent an email update today with some interesting information. You mentioned that you are using a liquid cooling system with “convective air currents.” A radiator is a fantastic cooling device and is this model is used in everything from cars to modern computer cooling systems, but you have toe REMOVE THE HEAT from the equipment, or you end up creating a CONVECTION OVEN.

You’re saying that you are removing the heat from the internal components to a liquid and then you simply forgo the fans and the heat magically leaves? What cools the liquid? What keeps it from continuing to heat up? The MINT is a convection oven unless the heat is removed… and then where does it go? There is no “AWAY”. Do you guys have a mechanical engineer on your staff?

“…we are trying to make the MINT a very easily deplorable unit. So each one will roughly use between 8 and 10KW of power.” Each Kilowatt of power is 3412.14 BTU/hrs. So a 10KW unit that is within your published range would produce 34,121.40 BTU’s of heat, just shy of need a 3 TON A/C unit to cool. Are you planning for this 34k BTU’s of air to 1) remove itself from the liquid without fans and 2) go somewhere inside the space that you are renting, and 3) magically not change the ambient temperature of the actual space that the unit is sitting in?

You mentioned that up to 30% of data centers energy usage. Actually up to 40% of a data center is spent on cooling, both in terms of space and energy. Every data center in the world is working on this problem, and many are specifically in cold climates to offset the enormous challenge, but you are building a 34k BTU space heater and are telling us in writing that you have a system to remove this heat without fans. If that is the case, why build the machine at all, and why not focus on the multi hundred billion dollar cooling market worldwide?

As I stated before, your idea on paper sounds amazing, but the practical aspect of it, from someone who has been working in this space for going on 5 years (with a mechanical engineer on board) is just absurd.

You did honestly answer the question about what an investor is getting, "Investors in this offering are just purchasing the equity listed in the offering. We are making no promises of future coins, tokens or profit sharing."

This campaign is more appropriate on "go fund me" IMHO.

Mark Vasquez UniCoin Blockchain - Potential Investor 6 days ago

Hi,
Please expand on the use cases of the ERC20 token planned for August. How do investors benefit? Are they allocated tokens? Do you have the preliminary tokenomics available?

> **Chris Anthony** UniCoin Blockchain - Issuer 4 days ago
>
> Mark, we are currently focused on the design and launch of our MINT distributed processing platform. We know that we want to launch an ERC20 coin in the future but we have no defined plan for its structure or how a current or future investor could benefit. We very broadly view it as a tool to manage and hedge our distributed processing networks' proceeds but it could have applicability to public use and other industries' use as well.

---

kevin shaw UniCoin Blockchain - Potential Investor 11 days ago

In the content of this page you have talked about several items that I have questions about. It was mentioned the ROI of a mint would be 2 years. This is concerning since the ROI on most GPU or ASIC miners is under a year. This is based on the crypto currency price as of today. What makes you believe that you can stay in business the full two years and your investors basically see nothing for that time? How do you expect to keep getting investment and growing?

The chips for NVIDA Tesla cards are the fastest on the market and they also cost the most amount of money. The design of these cards shows that your basic idea can work of designing your own GPU hashing boards. How can you make this cost effective?

In your offering you never mentioned a plan for how you will add value to your investors stake in your company or how they will can make money from their investment in the company. Your business is crypto currency mining and the people investing are buying into your basic idea. Can you discuss what the basic plans is to rewarding then for their investment? Will their investment be turned into coins in the future and treated as mining contracts? What perks will be offered to the people who invest first in your company?

You have talked about IP and you also mentioned that the co-founder was on a trip to China. Those two things do not work well together. Your IP in the US most likely will not be protected in China. They have a long track record of reverse engineering things the mass producing them for less. How will you be able to protect your IP, typically protecting IP is very costly and as a startup how will you get the money to do this? Additionally, if you were successful and won a judgment in a foreign country what is your plan to collect the money?

Bitmain made $4 billion last year and I would assume that when they develop a miner for a new currency that they make a ton of units and start mining with them first, thus driving up the difficulty and mining at the most profitable time. Next the create a new batch 2 or 3 months after they start this and offer them for sale to the public, then the continue to mine after they come out and offer the miners that they mined with for a few months for sale as a second batch of miners. What is your plan to deal with things like this when they happen? How can you compete against giants like this? How do you overcome the issue of being a small company in this field?

> **Chris Anthony** UniCoin Blockchain - Issuer 10 days ago
>
> Kevin, interesting and thought provoking questions! None are easy answers but I will list my responses after your question and a (-): In the content of this page you have talked about several items that I have questions about. It was mentioned the ROI of a mint would be 2 years. This is concerning since the ROI on most GPU or ASIC miners is under a year. This is based on the crypto currency price as of today. What makes you believe that you can stay in business the full two years and your investors basically see nothing for that time? How do you expect to keep getting investment and growing? – Our business model is not based solely on Crypto Mining and we do not want to overstate our earning potential given the volatile nature of the whole blockchain, AI processing, and Big Data world right now. There were some very primitive mining rigs paying off in less than 4 months when ETH and BTC were at their highs. Returns are much different now but still compelling. AI processing has always paid more than most crypto mining and we think that trend will continue. There are also several other profit generating activities we can task our MINTs with once we have a large and stable network and our revenue model works well with all of these. |
>
> The chips for NVIDA Tesla cards are the fastest on the market and they also cost the most amount of money. The design of these cards shows that your basic idea can work of designing your own GPU hashing boards. How can you make this cost effective? - These new Tesla cards are amazing pieces of tech but they are costly. Our proprietary processing units will take a very different approach to managing compute devices, kernels and their CPU interface. We will seek to lower the cost for each processing unit by concentrating on the base needs of our given process needs. This may change over time, and so will our processing units. And this development will take some time. We are very focused right now on our MINTs development cycle and rollout. We have an eye on processing unit development but this effort will not really get underway until after we've raised more funding and have the MINT rollout well in hand. |
>
> In your offering you never mentioned a plan for how you will add value to your investors stake in your company or how they will can make money from their investment in the company. Your business is crypto currency mining and the people investing are buying into your basic idea. Can you discuss what the basic plans is to rewarding then for their investment? Will their investment be turned into coins in the future and treated as mining contracts? What perks will be offered to the people who invest first in your company? – Investors in this offering are just purchasing the equity listed in the offering. We are making no promises of future coins, tokens, or profit sharing. Though all of those are possible and we would prefer to give existing investors first shot on any or all of those future transactions. |
>
> You have talked about IP and you also mentioned that the co-founder was on a trip to China. Those two things do not work well together. Your IP in the US most likely will not be protected in China. They have a long track record of reverse engineering things the mass producing them for less. How will you be able to protect your IP, typically protecting IP is very costly and as a startup how will you get the money to do this? Additionally, if you were successful and won a judgment in a foreign country what is your plan to collect the money? – China is the manufacturing hub for a lot of components these days. And we will have to source many internal components from Asian early on. But we will be building the MINTs in the United States and will roll them out in the US and North America before they go anywhere else in the world. We want to create American jobs around this business model and will strive to keep as much production in the US as possible, long term. This domestic approach will help us defend our early IP as we will know where each MINT is and be fully in charge of its production. |

Bitmain made $4 billion last year and I would assume that when they develop a miner for a new currency that they make a ton of units and start mining with them first, thus driving up the difficulty and mining at the most profitable time. Next the create a new batch 2 or 3 months after they start this and offer them for sale to the public, then the continue to mine after they come out and offer the miners that they mined with for a few months for sale as a second batch of miners. What is your plan to deal with things like this when they happen? How can you compete against giants like this? How do you overcome the issue of being a small company in this field? – Bitmain is an AMAZING success story for China and a sad story for American innovation. They built a dominant position in BitCoin processing while American innovators largely ignored the space. They are one of the inspirations for UniCoin and we hope that we can prove that American innovation is just as capable and our distributed model can be just as big a force in the wider space of blockchain, AI, and Big Data processing. And we know there will be many competitors in this space with varying approaches and focuses. But the market for processing is growing rapidly and we know there is plenty of space in the early years for innovative companies. For future growth beyond this initial ramp up phase(which we see taking several years), we think a company needs a compelling approach to processing and believe a distributed model with great hardware, firmware, software, and back-end tech will win the day. | - I appreciate the questions and hope my answer help you understand UniCoin and our ambition in this Amazing New Tech space.

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VIDEO TRANSCRIPT (Exhibit D)

You've probably been hearing a lot about crypto currencies these days. BIG money right? Well to manage these crypto currencies and all their interesting cousins like; medical record management, DNA analysis, security, and identification, it takes HUGE processing power.

I'm talking football stadium size and filled with computers packed on top of each other to process all this blockchain activity. With these new HUGE processing centers comes power grid stress and excessive greenhouse gas emissions from the construction of all the infrastructure required resulting is unnecessary environmental impact, inefficient processing, and reduced profits.

UniCoin Blockchain has recognized this problem and developed a solution. We lease a small space in many occupied buildings around the country and deploy our MINTs where both space and power already exist.

In effect, we turn a lot of small spaces into a big distributed datacenter.

O... What's a MINT?, glad you asked. With our unique hardware, firmware, and software the MINT is at the center of our crypto mining ecosystem.

It is built onto a ruggedized, mobile platform which enables our distributed blockchain processing in the most energy and space efficient way possible.

Office spaces, shops, and under-utilized buildings throughout the country can host our MINTs, which will pay the facility owner a monthly check and UniCoin shareholders steady returns.

When compared to centralized data center type processing our model will be 40% more energy efficient and require virtually no infrastructure spending to scale. This means our distributed strategy, with only 1,000 MINTs in the field, can take almost 40,000 Tons of Carbon Dioxide out of our air, reduce power grid loads by enough to power 4,000 homes for life, and increase revenues over traditional crypto mining by more than $23 million dollars per year.

UniCoin Blockchain is a dramatically better way mine crypto. Better for the environment, more efficient and MUCH more profitable!

Come, join us, and see your investment grow while owning a piece of America's most innovative and profitable crypto mining ecosystem!

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "UNICOIN BLOCKCHAIN, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF FEBRUARY, A.D. 2018, AT 10:47 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6771185 8100
SR# 20181342376

Authentication: 202222857
Date: 02-27-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:47 AM 02/26/2018
FILED 10:47 AM 02/26/2018
SR 20181342376 - File Number 6771185

CERTIFICATE OF INCORPORATION OF UNICOIN BLOCKCHAIN, INC.

Article I

The name of the corporation is Unicoin Blockchain, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 160 Greentree Drive, Suite 101, Dover, DE., County of Kent, 19904. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, consisting of: (i) Two Million Five Hundred Thousand (2,500,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Two Million Five Hundred Thousand (2,500,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to shareholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on February 25, 2018.

____

Jeffrey S. Marks, Incorporator